SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                   ____________________________

                           SCHEDULE 13G
                           (Rule 13d-2)

    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 OR 13d-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                 (Amendment No. 8)[superscript 1]

                Southern Electronics Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                          842811 10 1
                         (CUSIP Number)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    842811 10 1        13G              Page 2 of 5
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SED Associates, a Georgia general partnership
     58-1701459

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [BOX]
                                                       (b) [BOX]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Georgia

5.   SOLE VOTING POWER
     500,416

6.   SHARED VOTING POWER
     -0-

7.   SOLE DISPOSITIVE POWER
     500,416

8.   SHARED DISPOSITIVE POWER
     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,416

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.0%

12.  TYPE OF REPORTING PERSON
     PN

Item 1(a).     Name of Issuer:

               Southern Electronics Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices

               4916 North Royal Atlanta Drive
               Atlanta, Georgia 30085

Item 2(a).     Name of Person Filing:

               SED Associates, a Georgia general partnership

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

               4916 North Royal Atlanta Drive
               Atlanta, Georgia 30085

Item 2(c).     Citizenship:

               Georgia

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               842811 10 1

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

               Inapplicable

Item 4.        Ownership:

               (a)  Amount beneficially owned: 500,416*

               (b)  Percent of class: 7.0%

               (c)  Number of shares as to which such person has

                    (i)   sole power to vote or to direct the
                          vote: 500,416*

                    (ii)  shared power to vote or to direct the
                          vote: -0-

                    (iii) sole power to dispose or to direct the
                          disposition of: 500,416*

                    (iv)  shared power to dispose or to direct
                          the disposition of: -0-

               * See Item 6.

Item 5.        Ownership of Five Percent or Less of a Class:

               Inapplicable

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

               SED Associates is a Georgia general partnership.
               The following table identifies the general partners of the reporting person and the approximate partnership interest held by each.

                         Name of General Partner

                         Gerald Diamond (1)

                         Trust FBO Julie Diamond

                         Mark Diamond

               (1) Managing Partner of SED Associates. Gerald Diamond has an approximate 96.7% partnership interest in SED Associates, but as Managing Partner exercises sole voting and investment power over all of the shares held by the partnership.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company:

               Inapplicable

Item 8. Identification and Classification of the Members of the Group:

               Inapplicable

Item 9.        Notice of Dissolution of Group:

               Inapplicable

Item 10.       Certification:

               Inapplicable

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SED Associates



       2/4/97                      /s/ Gerald Diamond
Date                               Signature

                                   By:  Gerald Diamond
                                   Title: Managing Partner